Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Year Ended January 31,					Six Months Ended July 31,	Six Months Ended July 31,
	1999	2000	2001	2002	2003	2002	2003

Earnings before taxes	$122,890	$150,390	$130,690	$108,289	$142,557	$57,500	$48,958

Plus:
Interest on indebtedness	6,653	12,104	15,876	17,237	14,664	7,570	7,102
Portion of operating lease rental expense estimated to be representative of interest	1,270	1,460	1,960	2,160	2,600	1,111	940

Earnings (1)	$130,813	$163,954	$148,526	$127,686	$159,821	$66,181	$57,000

Fixed charges:
Interest on indebtedness	$6,653	$12,104	$15,876	$17,237	$14,664	$7,570	$7,102
Portion of operating lease rental expense estimated to be representative of interest	1,270	1,460	1,960	2,160	2,600	1,111	940

Total fixed charges (1)	$7,923	$13,564	$17,836	$19,397	$17,264	$8,681	$8,042

Ratio of earnings to fixed charges	16.5	12.1	8.3	6.6	9.3	7.6	7.1

(1)     For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes, minority interest and cumulative effect of change in accounting principal plus fixed charges.  Fixed charges consist of interest expense, including amortization of deferred financing fees and debt discounts, and a portion of operating lease rental expense estimated to be representative of interest.

Detail of interest component of rental expense:

Rental expense	12,700	14,600	19,600	21,600	26,000	11,105	9,398
Interest at 10.0%	1,270	1,460	1,960	2,160	2,600	1,111	940